SECUR 02007660 MMISSION
Washington, D.C. 20549


RECEIVED
MAR 01 2002
352
SECTION

OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8-30979

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CONTINENTAL CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5580 Monroe St.

(No. and Street)

Sylvania	OH	43560
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Faulkner (419) 885-7525

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.

(Name — *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350	Toledo	OH	43623
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shirley J. Martis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Continental Capital Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



SHIRLEY J. MARTIS
Signature

VICE PRESIDENT
Title



Notary Public

DONALD L. GRUVER
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES APRIL 10, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Continental Capital Securities, Inc.

Financial Statements
and Supplemental Information

For the Ten Months Ended December 31, 2001

Table of Contents



MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Continental Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Continental Capital Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the ten months ended December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Capital Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the ten months ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
February 4, 2002

Continental Capital Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Current assets:	
Cash and cash equivalents	$ 176,936
Accounts receivable:	
Clearing organization	43,493
Affiliated parties, less allowance for doubtful accounts of $64,569	8,701
	52,194
Prepaid expenses	17,797
Total current assets	246,927
Property and equipment:	
Equipment	18,373
Less accumulated depreciation	17,055
Net property and equipment	1,318
Other assets:	
Deposits:	
Clearing organization	25,000
Lease	4,349
	29,349
Investment	3,300
Deferred federal income taxes	12,000
Total other assets	44,649
Total assets	$ 292,894
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ 26,535
Income taxes	10,772
Accrued liabilities:	
Payroll and commissions	38,366
401(k) contribution and withholdings	6,825
Payroll taxes	8,079
	53,270
Total current liabilities	90,577
Subordinated note payable	75,000
Stockholders' equity:	
Class A common stock, par value $.50 per share; 20,000 shares authorized and outstanding	10,000
Class B common stock, par value $.50 per share; 80,000 shares authorized, 79,000 shares issued	39,500
Paid-in capital	27,513
Retained earnings	55,304
	132,317
Treasury stock, at cost, 4,000 Class B common shares	(5,000)
Total stockholders' equity	127,317
Total liabilities and stockholders' equity	$ 292,894

See accompanying notes to financial statements.

Continental Capital Securities, Inc.

Statement of Operations

For the Ten Months Ended December 31, 2001

Revenues:	
Commissions	$ 970,335
Management fees and affiliate reimbursements	640,633
Interest	64,277
Total revenues	1,675,245
Expenses:	
Salaries and wages	553,550
Commissions	377,745
Clearing charges	150,209
Quote	118,892
Payroll taxes	74,499
Rent	70,985
Bad debts	64,569
Employee benefits	59,879
Professional fees	44,037
Travel and entertainment	40,420
Telephone	30,627
Postage	19,395
Office supplies	17,926
Advertising	17,894
Regulatory fees	16,174
Contributions	9,846
Dues and subscriptions	8,882
Depreciation	776
Miscellaneous	34,776
Total expenses	1,711,080
Loss before income taxes	(35,834)
Provision (credit) for income taxes:	
Federal:	
Current	9,500
Deferred	(8,700)
State and local	4,446
	5,246
Net loss	$ (41,081)

See accompanying notes to financial statements.

Continental Capital Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Ten Months Ended December 31, 2001

	Class A Common Stock	Class B Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at February 28, 2001	$10,000	$39,500	$27,513	$ 96,385	$(5,000)	$168,398
Net loss				(41,081)		(41,081)
Balance at December 31, 2001	$10,000	$39,500	$27,513	$ 55,304	$(5,000)	$127,317

See accompanying notes to financial statements.

Continental Capital Securities, Inc.

Statement of Cash Flows

For the Ten Months Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$(41,081)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Deferred federal income taxes	(8,700)
Depreciation	775
Changes in assets and liabilities:	
Accounts receivable	(4,357)
Prepaid expenses	1,754
Accounts payable	14,905
Income taxes	800
Accrued liabilities	17,636
Net cash used in operating activities	(18,268)
Decrease in cash and cash equivalents	(18,268)
Cash and cash equivalents at beginning of period	195,204
Cash and cash equivalents at end of period	$176,936
Supplemental cash flow disclosure:	
Cash paid during the period for income taxes	$ 4,000

See accompanying notes to financial statements.

Continental Capital Securities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2001

Balance at February 28, 2001 and December 31, 2001	$ 75,000

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

Continental Capital Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company is a 100% owned subsidiary of Continental Capital Corporation, a holding company of several financial services-related businesses. Continental Capital Corporation operates five principal lines of business through its subsidiaries, including general securities brokerage, investment banking, investment management, financial advisory and business consulting. The Company's customer base is located throughout the Midwest region.

During 2001, the Company changed its year-end to December 31 from February 28, effective December 31, 2001. Accordingly, these financial statements include the results of operations and changes in cash flows and stockholder's equity for the ten month period ended December 31, 2001. In December 2001, the Company transferred all of its registered representatives and four branch offices to Continental Capital Investment Services, Inc. (formerly Sky Investments, Inc.), effective January 1, 2002, with the approval of the National Association of Securities Dealers. With this change, the Company's only business activity will be the private placement of securities and the minimum net capital requirement is reduced to $5,000 (see Note 7).

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Investment

In April 2000, the Company purchased 300 warrants in The NASDAQ Stock Market, Inc., a privately owned company. The investment is accounted for using the cost method.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense on a trade date basis.

Property and Equipment

Property and equipment is carried at cost. Depreciation is recorded on the straight-line basis at rates based on estimated useful lives of the properties.

Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $17,894 in the ten month period ended December 31, 2001.

1. Summary of Significant Accounting Policies - continued

Concentration of Credit Risk

The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

2. Clearing Arrangement

The Company has entered into a fully-disclosed clearing arrangement with First Clearing Corporation ("FCC"), whereby customer's accounts are cleared and carried by this clearing organization. The agreement calls for the Company to maintain a deposit balance in account maintained by FCC. At December 31, 2001, the Company had $25,000 cash on deposit to satisfy this requirement and is included in deposits with clearing organizations in the statement of financial condition. The agreement, amended March 15, 2001, remains in effect for a term of 4 years from the date of amendment and is renewable for a one year term. The Company may terminate the agreement prior to the end of the 4 year term, subject to early termination fees.

The Company has agreed to indemnify FCC from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the closing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

3. Income Taxes

The federal income tax provision differs from the amount computed under the statutory rates in 2001 due principally to certain expenses which are not deductible for federal income tax purposes. The Company has recognized a deferred tax asset of $12,000 at December 31, 2001 relating primarily to the expected future tax benefit of the allowance for doubtful accounts and charitable contribution carryforwards.

4. Subordinated Note Payable

The Company has borrowed $75,000 from Continental Capital Corporation under a non-interest bearing note payable. This obligation is due March 2003 and is subordinated to the claims of general creditors. It also has been approved as capital for the purpose of compliance with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) by the National Association of Securities Dealers.

5. Related Party Transactions

The Company makes advances to companies affiliated through common ownership. Accounts receivable due from affiliated companies was $73,271 at December 31, 2001. In 2001, the Company recorded bad debt expense and an allowance for doubtful accounts of $64,569 related to affiliated company receivables.

The Company leases its office facility and furniture and equipment from companies affiliated through common ownership under operating leases on a month-to-month basis. Total rent expense under these leases was approximately $71,000 in the ten month period ended December 31, 2001.

5. Related Party Transactions - continued

The Company provides management and other administrative services to companies affiliated through common ownership. In addition, certain affiliated companies pay the Company a fee to reimburse the Company for certain commission and payroll-related expenses. The total fees and affiliate reimbursements received for these services and expenses in the ten month period ended December 31, 2001 was $640,633 and is included in management fees and affiliate reimbursement revenues.

6. 401(k) Plan

The Company has a 401(k) Plan which covers all permanent employees who meet eligibility requirements. The Plan provides for a discretionary matching Company contribution which equals 50% of employee contributions up to a maximum amount of 4% of an employee's compensation. The Company contributed approximately $16,000 in the ten month period ended December 31, 2001.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 at December 31, 2001 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. The Company had net capital of $149,763 and an aggregated indebtedness ratio of .60 to 1 at December 31, 2001. Effective January 1, 2002, the Company's minimum net capital requirement was reduced to $5,000.

8. Common Stock

The Company and its shareholders have entered into a Close Corporation Agreement which provides the shares of common stock must be offered to the Company and then to existing shareholders prior to any sale to a party outside this group. The Agreement provides that the Company or the existing shareholders have the option to purchase the securities at the offer price of the selling shareholder or at a price based on a formula, as defined in the Agreement. The Agreement also provides that the cash payment upon sale of common stock must be at least 20% of the total price with the unpaid balance paid over 60 months plus interest at the prime rate, up to a maximum rate of 10%.

9. Contingencies

The Company has various pending or threatened claims relating to various financial transactions involving current and former registered representatives arising in the ordinary course of business. Management believes that the Company is not responsible for any losses and plans to vigorously defend its actions. In addition, management believes that the ultimate liability, if any, with respect to these actions will not have an adverse material effect on the Company's financial statements, after consideration of certain assets of other parties controlled by the Company which can be used to offset any costs and expenses related to the lawsuits and available insurance coverage.

SUPPLEMENTAL INFORMATION



Continental Capital Securities, Inc.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital:	
Total stockholders' equity	$127,317
Add - subordinated note payable	75,000
	202,317
Deductions of nonallowable assets:	
Other unsecured receivables	8,701
Prepaid expenses	17,797
Net property and equipment	1,318
Deferred federal income taxes	12,000
Investment	3,300
Other	5,099
	48,215
Other deductions - deductible amount of surety bond	4,000
Total deductions	52,215
Net capital before haircut on securities positions	150,102
Haircut on money market fund	339
Net capital	$149,763
Aggregate indebtedness	$ 90,577
Computation of basic net capital - minimum net capital required	$ 50,000
Excess net capital	$ 99,763
Ratio - aggregate indebtedness to net capital	.60 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31):	
Net capital as reported in Company's Part II (unaudited)	$143,511
Increase in income taxes	(5,868)
Decrease in accrued liabilities	12,120
Net capital per above	$149,763

Continental Capital Securities, Inc.

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Continental Capital Securities, Inc. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.



MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Continental Capital Securities, Inc.

In planning and performing our audit of the financial statements of Continental Capital Securities, Inc. for the ten months ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Continental Capital Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts

that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not and should not be used for any other purpose.

Toledo, Ohio
February 4, 2002